November 1, 2019

Via EDGAR

CONFIDENTIAL

U.S. Securities and Exchange Commission,

Division of Corporate Finance,

Office of Consumer Products,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:      Yolanda Guobadia

Donna Di Silvio

Jennifer Lopez-Molina

Mara Ransom

Re:                  ECMOHO Limited

Amendment No. 1 to Registration Statement on Form F-1

Filed September 26, 2019

File Number: 333-233951

Ladies and Gentlemen:

On behalf of our client, ECMOHO Limited (the “Company”), we have set forth below the Company’s responses to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 3, 2019, relating to the Company’s registration statement on Form F-1 submitted on September 26, 2019 (the “Registration Statement”). On behalf of the Company, we wish to thank you and the other members of the Staff for your helpful comments.

Securities and Exchange Commission
Division of Corporate Finance Office of Consumer Products	-2-

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

The Company has responded to each of the Staff’s comments by incorporating revisions to the Registration Statement in light of the applicable comment, providing an explanation if the Company has not yet fully responded to a comment or providing supplemental information as requested. In addition, the Company has also revised the Registration Statement to include other information and data to reflect new developments and update certain other disclosure.

For your convenience, we have included the Staff’s comments below in italics and keyed the Company’s responses accordingly. Capitalized terms used in this response letter but not otherwise defined herein have the meaning ascribed to them in the prospectus that forms a part of the Registration Statement.

To facilitate the Staff’s review, we have separately delivered to the Commission today four courtesy copies of the Amendment No. 1, marked to show changes to the Registration Statement.

Registration Statement on Form F-1

Exhibit 5.1

1.

We note that in the legal opinion counsel opines that “there will be no further obligation on the holder of any of the Class A Ordinary Shares to make any further payment to the Company in respect of such Class A Ordinary Shares.” Please have counsel revise the legal opinion to also specify whether purchasers of the securities will have any obligation to make payments or contributions to the registrant’s creditors in respect of the ordinary shares. For guidance, please refer to Section II.B.1.b and c of Staff Legal Bulletin No. 19 (Oct. 14, 2011). Also, please have counsel revise its opinion to clarify the dual nature of the offering and distinguish between the Class A ordinary shares being offered by the company and the Class A ordinary shares being offered by the selling shareholders.

In response to the Staff’s comment, Cayman Islands counsel to the Company has revised the opinion in Exhibit 5.1 to the Registration Statement.

Securities and Exchange Commission
Division of Corporate Finance Office of Consumer Products	-3-

General

2.

We note your revised disclosures regarding a resale offering component. Please confirm that such component relates only to the underwriter’s over-allotment option, as your disclosure suggests and revise the prospectus summary to disclose the number and percentage of shares to be owned by the selling shareholders after the offering.

The Company respectfully advises the Staff that the resale offering component has been removed. The Company has removed references to such component in Amendment No. 1 accordingly.

*        *        *

Please direct any questions you may have to the undersigned (tel: +852-2826-8688; e-mail: linc@sullcrom.com). In my absence, please contact Yeqing Zheng (tel: +852-2826-8688; e-mail: zhengy@sullcrom.com). Questions relating to accounting and auditing matters may also be directed to Sean Fu (tel: +86-21-2323-8888; e-mail: sean.fu@cn.pwc.com) or Jessy Wang (tel: +86-21-2323-8888; e-mail: jessy.wang@cn.pwc.com) of PricewaterhouseCoopers Zhong Tian LLP, the independent registered public accounting firm of the Company.

Very truly yours,
/s/ Ching-Yang Lin
Ching-Yang Lin

(Enclosures)

cc:	Zoe Wang, Founder, Chairman & Chief Executive Officer

Leo Zeng, Co-Founder and Chief Operating Officer

Richard Wei, Chief Financial Officer

(ECMOHO Limited)

James C. Lin, Partner

Li He, Partner

(Davis Polk & Wardwell)

Securities and Exchange Commission
Division of Corporate Finance Office of Consumer Products	-4-

Sean Fu, Partner

Jessy Wang, Partner

(PricewaterhouseCoopers Zhong Tian LLP)